

Mail Stop 3030

June 7, 2010

Richard D. Smith
Chief Financial Officer
Allied Motion Technologies, Inc.
23 Inverness Way East
Suite 150
Englewood, Colorado 80112

> **Re:** **Allied Motion Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 18, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 000-04041**

Dear Mr. Smith:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4T. Controls and Procedures, page 15

1.   We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings you may remove that definition.

Exhibits 31.1 and 31.2

2.   We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) omits the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to the Form 10-Q with a new, corrected certification.

        As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant